Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

Virgin Media Letter to Absent Employees

08 February 2013

Hi <first name>

Announcing a deal between Virgin Media and Liberty Global

On 6 February 2013 we announced an agreement involving the merger of Virgin Media with a company called Liberty Global. You may have heard about this through the media recently.

It’s clearly big news for everyone and whilst you’re away from work we wanted to ensure you’re updated. You can read the full press release issued jointly by Virgin Media and Liberty Global by visiting www.virginmedia.com/investor and look at the news in the UK Regulatory news section.

What does this mean for Virgin Media?

The Virgin brand will remain a key part of our business, now and in the future. Internally and externally, the restless energy of Richard Branson and the brand he created has been one of the key inspirations for our success and, today, we can justifiably claim that both our company and our people embody all that is great about it. Unsurprisingly, Liberty Global has no intention of changing it. The values it represents will remain at the heart of everything we do.

What is clear from this deal, is that Liberty Global value what Virgin Media has achieved and will continue to develop it. At the heart of our success has been the engagement of our workforce and, whether you look at it in terms of professional know-how or Heartbeat, you can be proud to be part of a world class organisation with the best people in the industry. Liberty Global don’t have a consumer business in the UK so, unlike many mergers, headcount reductions are not a major driver of this deal. In fact, the deal may offer increased opportunities as Liberty Global look to harness the skills, discipline and expertise of Virgin Media throughout its European operations.

At an operational level, the deal will enable Virgin Media to accelerate the next, hugely exciting, stage in its development. Our focus will continue to be on delivering the key elements of our rocket strategy and our strategic priorities remain the same. So our watchword is “business as usual” and the priority for all of us is to deliver our 2013 plan. The ongoing transformation of Virgin Media Business to the delivery of a simple, intuitive and truly converged consumer proposition involves some extremely challenging projects and the single most important thing is that we stay focused on the job in hand. As part of the Liberty Global group, we’ll be able to set about this task as part of a larger organisation, and with the economies of scale this brings, in terms of innovation, product development and procurement.

What happens next?

There are about 3 or 4 months of intense activity ahead of us, as both companies see approval for the deal from various regulatory authorities and their investors. We therefore expect to complete the transaction sometime around early summer.

Where can I find out more?

You can listen to an audio recording of a message from Neil Berkett from 6 February by dialling 0330 333 4134.

If you have any further questions please contact the Employee Services team. You can call the team on 0845 149 0845 Option 2 or email EmployeeServices@virginmedia.co.uk.

Neil Berkett

CEO

Some legal notes

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Lynx Europe Limited, a company that has been established in connection with the transaction, will file a registration statement with the Securities and Exchange Commission (SEC), which will include a joint proxy statement of Virgin Media Inc. and Liberty Global, Inc.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/JOINT PROXY STATEMENT WHEN IT BECOMES AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.   Investors may obtain a free copy of the registration statement/joint proxy statement (when it becomes available) and other relevant documents filed by Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The joint proxy statement and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Limited, Media House, Bartley Wood Business Park, Hook, Hampshire, RG27 9UP, UK, Attention: Investor Relations.  Copies of documents filed by Liberty Global with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Virgin Media and Liberty Global and their respective directors, executive officers and other members of their respective management and employees are deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction.  Information concerning the interests of Virgin Media’s participants in the solicitation, which may be different than those of Virgin Media’s stockholders generally, is set forth in Virgin Media’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 30, 2012.  Information concerning the interests of Liberty Global’s participants in the solicitation, which may be different than those of Liberty Global’s stockholders generally, is set forth in Liberty Global’s proxy statement relating to its 2012 annual meeting of stockholders filed with the SEC on April 27, 2012.  Additional information regarding the interests of those deemed participants in the proposed transaction will be included in the registration statement/joint proxy statement to be filed with the SEC in connection with the proposed transaction.

Various statements contained in this communication may include “forward-looking statements”, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance  Words like “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “may”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions identify these forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or budgeted, whether expressed or implied, by these forward-looking statements.

These factors include the following factors relating to the proposed transaction:

•                  The ability to obtain governmental and regulatory approvals of the transaction on a timely basis;

•                  Failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Virgin Media and Liberty Global;

•                  Limitation on the ability of Lynx Europe Limited, Liberty Global and/or Virgin Media to incur new debt in connection with the transaction;

•                  Any disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•                  The outcome of litigation which may arise in connection with the transaction;

•                  Failure to receive the approval of the stockholders of either Liberty Global or Virgin Media for the transaction; and

•                  The impact of legislative, regulatory and competitive changes and other risk factors relating to the industry in which Virgin Media and Liberty Global operate, as detailed from time to time in the reports of Virgin Media and Liberty Global filed with the SEC.

In addition, factors relating to the ordinary course operation of our business are discussed under “Risk Factors” and elsewhere in our annual report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, as filed with the U.S. Securities and Exchange Commission, or SEC, on February 7, 2013. We assume no obligation to update our forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting these statements.  Virgin Media cautions that the foregoing list of important factors that that may affect future results is not exhaustive.